Exhibit 99.1

EDITED TRANSCRIPT

GALNA.S – Galenica AG To Acquire Relypsa To Strengthen Its Business Unit Vifor Pharma M&A Call

EVENT DATE/TIME: JULY 21, 2016 / 12:00PM GMT

JULY 21, 2016 / 12:00PM GMT, GALNA.S – Galenica AG To Acquire Relypsa To Strengthen Its Business Unit Vifor Pharma M&A Call

CORPORATE PARTICIPANTS

Jorg Kneubuhler Galenica Group - CFO, Galenica Group & CEO, Galenica Sante

Etienne Jornod Galenica Group - Executive Chairman

Gianni Zampieri Galenica Group - Vice-CEO, Vifor Pharma

Chris Springer Galenica Group - Head BD & Licensing & Deputy CEO, Vifor Fresenius Medical Care Renal Pharma

CONFERENCE CALL PARTICIPANTS

Maja Pataki Kepler Cheuvreux - Analyst

James Vane-Tempest Jefferies LLC - Analyst

Carla Banziger Bank Vontobel - Analyst

Laura Rossi Bank am Bellevue - Analyst

Tim Jung BTIT - Analyst

Sachin Shah Albert Fried & Company - Analyst

Irina Koffler Mizuko Securities USA - Analyst

Ben Eaton Jefferies LLC - Analyst

PRESENTATION

Jorg Kneubuhler - Galenica Group - CFO, Galenica Group & CEO, Galenica Sante

Welcome to everybody, to our today’s conference call. The today’s topic is our planned acquisition of the US Company, Relypsa.

Let me start by introducing the speakers. Etienne Jornod, Executive Chairman of the Galenica Group, will start and elaborate on the strategic rationale of the deal. I will then summarize the key financial elements. Gianni Zampieri, Vice-CEO of Vifor Pharma and, since May, Head of Vifor Pharma as interim, will explain his strategic rationale for Vifor Pharma. Finally, you will hear Chris Springer, Head of Business Development and Licensing, and Deputy CEO of Vifor Fresenius Medical Care Renal Pharma, giving you some further information about Relypsa.

After a summary by Etienne Jornod, we are looking forward to answer your questions. Let’s start now with the presentation. Etienne, it’s the floor is yours.

Etienne Jornod - Galenica Group - Executive Chairman

Thank you, Jorg. Ladies and gentlemen, it’s a great pleasure for me to elaborate on the strategic details of our planned acquisition of Relypsa, since this acquisition is as important as the Aspreva acquisition in 2008. It’s a decisive strategic step in our long-term story.

We intend to acquire Relypsa and, with that, the global rights to Veltassa. You will remember that we already signed a deal with Relypsa a year ago for the commercial rights outside the United States and Japan. Through the acquisition, we will acquire the full global rights.

Our offer to the Relypsa shareholders is $32 per share. The total investment amounts to approximately $1.53 billion. The investment will be financed by debt commitments from Credit Suisse.

Veltassa adds a complementary product to our portfolio, and therefore the acquisition fits perfectly with the Vifor Pharma strategy and Galenica’s vision to separate the Group, and is therefore also a strong affirmation of our intention for the division in 2017.

JULY 21, 2016 / 12:00PM GMT, GALNA.S – Galenica AG To Acquire Relypsa To Strengthen Its Business Unit Vifor Pharma M&A Call

In this context, we intend the partial refinancing planned through equity proceeds to be raised in conjunction with the separation of the Group. For example, through an IPO of Galenica Sante, or another option. Jorg Kneubuhler will elaborate on the financial details later.

Veltassa is patent-protected until 2030. It fits perfectly with our existing iron product, and brings us a long-term expansion of the portfolio.

Furthermore, we will gain direct access to the US market. Relypsa brings us dedicated US commercial organization specializing in our core areas — nephrology, cardiology, and gastroenterology.

The acquisition secures the long-term development of Vifor Pharma, and will drive the future growth of the company. With Veltassa in our portfolio in addition to Ferinject, we will have two products with blockbuster potential, and we will gain almost another decade of patent protection until 2030 with Veltassa.

The fully-integrated commercial organization of Relypsa will bring a significant US footprint to Vifor Pharma’s core therapeutic areas of nephrology and cardiology. And after the transaction, Vifor Pharma will be present in the United States with its own sales organization. This is expected to also allow leveraging of synergies with existing and future US product brands.

Ladies and gentlemen, after this summary of the transaction, let me elaborate on the strategic rationale. Vifor Pharma is a marvelous company that I would compare with a castle. To build our Vifor Pharma castle, we have a vision. And then, we start to work on this vision, step by step.

The acquisition of Relypsa is a cornerstone in this building process of our pharma castle, until our pharma castle becomes the most beautiful one, as the Palace of Versailles, which is, in my view, one of the most beautiful in the world.

This is exactly what we have been doing with Vifor Pharma in the last 20 years. We started with an innovation based on iron, sugar and water. A small team at St. Gallen developed Ferinject, and we were the only ones — the only ones — to believe in the huge potential of this unique new product, the unmet clinical need, and the corresponding potential, as well as the ability of our new drug to dramatically improve the quality of life of patients suffering from iron deficiency.

At the beginning, Vifor Pharma — its name was Vifor International at this time — was a very small organization with a production site and a sales organization in Switzerland. During the coming years, we invested in R&D and developed a network with partners to sell our products abroad.

However, the medical community did not know enough about iron deficiency, and we realized that we needed to invest in studies and marketing in order to increase the awareness of iron deficiency, and broaden the know-how about our iron specialty. We needed to hold the reins if we wanted to fully exploit the potential of Ferinject.

Therefore, we needed to reinforce the organization with specialists in different pharma fields, and build up our own sales organizations in key markets, especially in Europe. The acquisition of Aspreva in 2008 brought us the globally experienced specialists in clinical development, regulatory and medical affairs; and thanks to the Roche deal regarding CellCept at this time, the foundation for further studies and marketing measures to develop Ferinject.

Just as a reminder, we invested CHF1 billion in the Aspreva acquisition. Until the end of the deal in 2015, the cash in amounted to nearly CHF2 billion.

In addition, we were able to create our own network of sales affiliates by starting in key European countries and expanding step by step to other regions too. The common company was Fresenius Medical Care, as Vifor FMC Renal Pharma, was, and is, an important driver for us to gain global leadership in nephrology.

Vifor Fresenius Medical Care Renal Pharma started with our intravenous irons, Ferinject and Venofer, for use with dialysis. Meanwhile, the product portfolio has been expanded, but with a consistent focus on the key therapeutic areas.

The acquisition of Relypsa is an important further step to gain presence in one of the most important markets in the world, the United States of America; to enlarge the portfolio with a product that perfectly complements our portfolio, and therefore represents the perfect strategic fit; and to secure long-term income with a product patented until 2030 and with blockbuster potential.

We have built our castle step by step, and we haven’t finished yet. We want to continue to create value. Iron is the common core of our business. We started in nephrology, and in some areas outside nephrology.

Thanks to our investments in studies, medical affairs and marketing, nephrology is becoming stronger and stronger. The awareness of the unmet clinical need is going to be built up, and the medical community is more and more aware of iron deficiency and the possibilities for helping their patients.

JULY 21, 2016 / 12:00PM GMT, GALNA.S – Galenica AG To Acquire Relypsa To Strengthen Its Business Unit Vifor Pharma M&A Call

However, we want to continue to build our castle. Outside nephrology, we focus on the strategic core areas of cardio and gastro. The very pleasing development of Ferinject in all important markets, shows that this focus is paying off.

And we are working on other deals for partnership and licensing agreements, such as those we have already announced in the last 12 months — with Roche, you will remember, for Mircera; with Pfizer for Retacrit; with Opko; with Relypsa; and ChemoCentryx.

Veltassa is an excellent example of such a deal. The drug strengthens our position in the field of nephrology, and in the future also in cardiology. To further build our castle, we want to create value by expanding in new therapeutic areas. We have the experience for acquisitions and integrations. You remember in 2008 we bought Aspreva, as I said just before, for CHF1 billion in North America.

The common company with Fresenius Medical Care is fully integrated into the Vifor Pharma organization. And, another example — we also bought and integrated the biotech OM Pharma. We have now the US pharma expertise within the Vifor Pharma senior management. We have many top executives with US experience. We know how to build new markets for innovative drugs.

Our successful building in iron can be leveraged to build demand for chronic hyperkalemia therapy. We know the target audience well — the nephrologists and the cardiologists. And we know how to address them. We have the manufacturing and supply chain expertise to help ensure supply of high-volume drugs such as Velphoro, which will be essential for Veltassa as well.

With the acquisition of Relypsa, we are entering into the final chapter of the history of the current Galenica Group. Our intention is clear, and we confirm today what we announced last May - the separation of the Group should take place in 2017.

And you surely want to ask me about the new Vifor Pharma CEO. Clear. Let me answer these questions right now. We are in the final stage of the recruiting process, and we expect the new CEO of Vifor Pharma to be in place before the end of this year.

The Galenica Group will be divided into two listed companies — Vifor Pharma and Galenica Sante. Vifor Pharma will continue to be active on a global level, and Galenica Sante will focus on Switzerland.

After the separation, shareholders will have two shares — a Vifor Pharma share, and a Galenica Sante share, which, incidentally, will inherit the name Galenica from the current holding company the future.

Galenica Sante is also a gorgeous castle that we have built step by step over the last 20 years. Galenica Sante is ready for its independence; for its experienced management; its outstanding and unique business model; its current market position; its strategy; and its culture of entrepreneurship, that will strongly support the realization of the strategy over the long term.

Galenica Sante stands for the largest pharmacy chain in Switzerland; the most automated logistic centers; innovative services for all market participants, going far beyond the other wholesalers — traditional wholesalers; and unique data management offers; as well as the recently-created Products & Brands Business sector.

The growth driver, with its own and partner brands, Products & Brands achieved its first important success in building new partnerships. First, the agreement with Pierre Fabre for the exclusive distribution in Switzerland of A-DERMA, a product range; and, second, the agreement with the Ales Group for its successful brands, Lierac and Phyto.

The synergy potential within the Galenica Sante business model is a unique and promising basis we want to explore and further develop, with the ambition to become the first choice, not only for health, but also for beauty and well-being. This by anticipating trends and new needs, and by offering innovative services and products. Galenica Sante has more than proven this ability in the past.

Galenica Sante will continue to assume its responsibility as a leading player in Swiss healthcare, and we want to continue our mission and serve all customers. For that, independence, not only tomorrow but over the long term, is a vital — is vital. And we are also therefore looking for a strategic partner to support our strategy and give Galenica Sante the backbone to continue its strategy and its success story, consistently and step by step, without being under pressure from short-term-oriented investors.

Our success story — for 20 years we have shown growth in net profit. This has created trust and a unique share price performance. To be precise, the best share performance on the Swiss Stock Exchange during the last 20 years. We have always kept our promises, and we want to continue to deliver what we promise.

JULY 21, 2016 / 12:00PM GMT, GALNA.S – Galenica AG To Acquire Relypsa To Strengthen Its Business Unit Vifor Pharma M&A Call

And before you fire your questions regarding the guidance, we have never aimed for short-term success. It was always our strategy to invest in promising long-term project. That is exactly what we are doing now — sowing today to harvest tomorrow. We invest now and today in order to grow faster and longer in the future. The Relypsa Board of Directors has resolved to recommend that shareholders accept our offer. If all conditions are successfully met, we expect closing of the transaction during the third quarter of this year.

Ladies and gentlemen, I finish my explanations by cordially welcoming the Relypsa team. The new crew is a very complementary to our team, and by demonstrating entrepreneurship, team spirit, and proven leadership fits in very well with our culture. The skills and experiences of both the Vifor Pharma and the Relypsa team will form together a strong, new force, and a promising basis for the successful future of Vifor Pharma, in favor of the patients, our partners, employees, and shareholders.

Thank you for attention, and I now hand over to Jorg Kneubuhler.

Jorg Kneubuhler - Galenica Group - CFO, Galenica Group & CEO, Galenica Sante

Thank you, Etienne. Galenica will commence a tender offer to acquire all issued and outstanding Relypsa common stock for a cash consideration of USD32 per share. There are 47.9 million fully-diluted shares, calculated according Treasury method, based on net proceeds, of which 44.8 million basic shares outstanding, plus options, restricted stock units — RSUs — and warrants. Implied fully-diluted equity value of the offer amounts to approximately USD1.53 billion.

The tender offer is followed by a merger in which each remaining untendered share would be converted into the same US dollar per share consideration as in the offer. The agreement is not subject to a financing condition. Subject to customary conditions, including the tender of the majority of the outstanding Relypsa shares, the transaction is expected to close in quarter 3, 2016. Accordingly, our guidance is assuming consolidation as of October 1, 2016.

The — we have a committed bridge loan financing from Credit Suisse secured to finance the transaction. The division of the Galenica Group is foreseen in the course of 2017. It is planned to refinance a portion of the bridge loan through equity proceeds to be raised in conjunction with the envisaged division of the Group, either through an IPO of Galenica Sante or through another option such as an equity increase.

There is an intention to raise sufficient equity to maintain implied investment grade ratings at both Vifor Pharma and Galenica Sante in the medium-term after the separation of the Group.

I come to the guidance. The former guidance of 2016 EBIT of Vifor Pharma is raised on a like-for-like basis to an expected increase by approximately 10% compared to the previous year. The combined 2016 EBIT of Vifor Pharma is expected to reduce by approximately CHF80 million, assuming consolidation of Relypsa by October 2016. This is including depreciation of intangible assets resulting from the purchase price allocation — PPA.

2017 — a low triple-digit investment is planned in order to drive the continued ramp-up of Veltassa. This investment will continue into 2018, but at a decreasing rate. The newly-acquired business is expected to generate a positive EBIT from 2019 onwards, that is expected to accelerate rapidly up to mid to high 3-digit numbers in the subsequent years.

A comprehensive guidance update for the whole Galenica Group will be given with the half-year results on August 9.

With that, I hand over to Gianni Zampieri.

Gianni Zampieri - Galenica Group - Vice-CEO, Vifor Pharma

Thank you, Jorg. Relypsa is an excellent strategic fit for Vifor Pharma, and an important step forward, building a world-leading specialty pharmaceutical Company focused on treatments in nephrology, cardiology and gastroenterology. A portfolio that contains the potential blockbuster opportunities of Ferinject and Veltassa; major brands like Venofer and Velphoro; and our increasing number of in-licensed products like Mircera and Rayaldee, gives us huge confidence in our future growth potential.

Relypsa is a very logical next step for Vifor Pharma. As you know, we already have rights to Veltassa in Europe and the rest of the world, outside the US and Japan. Through this transaction, we are gaining full rights to these exciting new products. We are also gaining a strong commercial platform on which to become a major player in the key US cardiorenal market, helping us to maximize the potential and visibility of our other market-leading products.

JULY 21, 2016 / 12:00PM GMT, GALNA.S – Galenica AG To Acquire Relypsa To Strengthen Its Business Unit Vifor Pharma M&A Call

As a result of existing commercial agreements between Relypsa and Vifor Fresenius Medical Care Renal Pharma, that have been in place since August 2015, we have had the chance to learn about the potential of Veltassa, and to work with the management and employees of Relypsa, and they are clearly a very impressive team.

The control of the global rights to Veltassa following the transaction will enable us to pursue a coordinate commercial strategy around the world. By acquiring Relypsa and its commercial infrastructure, we are significantly enhancing our increasing attractiveness as an international partner of choice in nephrology, cardiology and gastroenterology medicines. We are confident that this will further boost our success in business development and licensing activities.

And finally, we should look at the acquisition of Relypsa in the context of the impressive growth of Vifor Pharma since it was created in 2004. Since then, we have seen the successful international rollout of major products including Ferinject, Injectafer and Velphoro; growth through acquisitions, including Aspreva and OM Pharma; the creation and expansion of our jointly-owned company, Vifor Fresenius Medical Care Renal Pharma; and an ever-growing number of prestigious collaboration for products including Mircera, Rayaldee, ChemoCentryx’ inhibitor, and Retacrit, as the industry recognizes our growing strengths and expertise in our core therapy areas.

The Relypsa transaction adds another blockbuster opportunity to our portfolio with our key therapeutic areas, and also gives us an excellent commercial platform in the US for future product opportunities.

With that, I hand over to Chris Springer.

Chris Springer - Galenica Group - Head BD & Licensing & Deputy CEO, Vifor Fresenius Medical Care Renal Pharma

Thank you, Gianni. Relypsa is a San Francisco Bay-area based biotech company that was funded as a spinout from Ilypsa, when the company was acquired by Amgen back in 2007. Relypsa retained the rights for a polymer-based potassium binder, now known as Veltassa, which they developed for the chronic treatment of hyperkalemia.

Veltassa has a very strong IP protection until at least 2030, expanding the IP life cycle of Vifor Pharma; has successfully completed its Phase 3 program; has met all its [end] (technical difficulty) [back] in October 2015, as the first therapy ever proved for the chronic treatment of hyperkalemia.

Hyperkalemia is a life-threatening condition of elevated potassium levels in the blood, that affects patients with heart failure and patients suffering from chronic kidney disease. If untreated, it leads to a significant increase in mortality in those patients.

Before the approval of Veltassa, there has been no adequate therapy to treat this condition chronically, available. In the US alone, there is an approximation of 3 million patients that are suffering from this condition, and have — represent a significant market opportunity for Veltassa in the future.

In order to successfully build the market of chronic hyperkalemia therapy and launch Veltassa in the US, Relypsa has established a commercial organization targeting nephrologists and cardiologists. The commercial team has approximately 200 FTEs; has market access capabilities; medical awareness-building capabilities; as well as selling capabilities with around 130 sales reps out in the field.

Relypsa is led by a highly experienced management team with many years of experience in launching and commercializing innovative drugs in the US specialty care market, especially in nephrology but also in cardiology.

So far, the ramp-up of Veltassa scripts is progressing very well since January, when they launched the drug in the US market, and tracks on plan so far. Vifor Pharma leveraged this strong commercial team to build its US commercial presence, and continues the successfully commercialization of Veltassa.

And with that, I’m handing over to Etienne.

Etienne Jornod - Galenica Group - Executive Chairman

Thank you, Chris. I’ll try to summarize this project. The acquisition of Relypsa secures the long-term development of Vifor Pharma. With Veltassa in our portfolio, in addition to Ferinject, we will have two products with blockbuster potential, and we will gain almost another decade of patent protection until 2030 with Veltassa.

JULY 21, 2016 / 12:00PM GMT, GALNA.S – Galenica AG To Acquire Relypsa To Strengthen Its Business Unit Vifor Pharma M&A Call

This acquisition is just as important as of — that of Aspreva in 2008, which will bring in close to CHF2 billion by 2017, and as important as the creation of Vifor FMC Renal Pharma in 2010, which make us the leading pharma company worldwide in the field of nephrology.

Very few people — very few people — understood the strategic reach of these two deals in 2008 and 2010. But I am convinced that this time it will be different. They didn’t know us well, after all.

But now, things have changed. We have been surprising the market for 20 years, and our performance has been consistently hitting double-digit growth in net profit after tax, year after year over the past two decades. From my perspective, we can reasonably expect things to be different this time around. But — perhaps not immediately, but in the next days or week. Thank you for your attention.

QUESTION AND ANSWER

Jorg Kneubuhler - Galenica Group - CFO, Galenica Group & CEO, Galenica Sante

With that, we look forward now for the questions. And we would start with questions from Maja Pataki, please.

Maja Pataki - Kepler Cheuvreux - Analyst

— for taking my questions. I was just wondering if you could help me understand two things. First of all, how shall we think about your US presence going forward? You have the exclusive contract with Luitpold for the iron franchise. You have the Fresenius network there. What product, or what kind of physicians, are going to be targeted by which part of the organization? Which product is going to be going through which channel?

And then the second question relates to the current consensus expectations that are out there on Bloomberg for Relypsa, which are expecting a considerate EBIT loss for the next few years. And I was wondering if you could help me understand where you see the cost synergy potential, or what makes you so confident that you will have a material EBIT contribution as of 2019.

Is it assumption of higher sales achieved because you can leverage the FMC sales in the US? Or, is it something that you see on the cost side, that you could take out? That would be my first two questions.

Jorg Kneubuhler - Galenica Group - CFO, Galenica Group & CEO, Galenica Sante

Excellent, Maja. The first question will be answered by Gianni Zampieri.

Gianni Zampieri - Galenica Group - Vice-CEO, Vifor Pharma

So, first of all, we will go with the sales organization of Relypsa — the cardiorenal field which in those days is not covered by Luitpold; the Luitpold is covering a part of the renal, but it’s also in the gastro. So, there are two different fields where our — where we are working on. So, we have — we want to concentrate first of all to launch our patiromer — so, Veltassa. That’s the first thing to do in the United States for our organization, if we buy Relypsa. And the full concentration of Luitpold is on what I said on the other two indications.

Then there are different projects to enlarge the indication of Ferinject, and this needs studies in time. And there, there are opportunities to work together in the future. But as the negotiation was secret, we haven’t now have the contact with Luitpold on this phase now.

Jorg Kneubuhler - Galenica Group - CFO, Galenica Group & CEO, Galenica Sante

Thank you, Gianni. The second one, I will answer myself, Maja. If you look at the consensus numbers on EBIT impacts as a stand-alone company, we do see a consensus for the full year 2016 of about CHF250 million negative EBIT as a stand-alone company. We did guide CHF80 million for the last quarter, assuming to start consolidating by October 1. If you calculate CHF80 million times 4, you end up at CHF320 million.

JULY 21, 2016 / 12:00PM GMT, GALNA.S – Galenica AG To Acquire Relypsa To Strengthen Its Business Unit Vifor Pharma M&A Call

The difference, more or less, compared to the consensus is the fact that we, as the acquiring company, do have to consider, in addition to the stand-alone costs, the depreciation coming out of the activation of the intangible assets in the purchase price allocation. That’s what I mentioned in the charts I have presented before.

It’s a magnitude of roughly CHF60 to CHF70 million annually. So, divided by 4, something like CHF15 million, CHF16 million, CHF17 million assumed. So, this is, of course, not cash effective.

Looking into next year, 2017, we talk about a low 3-digit million number impact, negative. This is a magnitude which is covered by the analysts. They are talking about something like 200 million, 230 million-ish impact. We do see — stand-alone, we do see a number which is a bit less important.

For the year 2018, we would see something in between 2017 and the year 2019, where we see breakeven. That’s to give an outlook over the next couple of years. This is the impact of Relypsa we expect on the total EBIT of Vifor Pharma.

Maja Pataki - Kepler Cheuvreux - Analyst

Okay. Thank you very much for that. But then, just to double-check with you — so, you don’t see material cost synergies that you could take on the admin side, or anything in the US? It’s really about the product potential and the revenue potential that you see as a combined entity?

Jorg Kneubuhler - Galenica Group - CFO, Galenica Group & CEO, Galenica Sante

Absolutely. That’s the second part of our guidance going 2019 onwards. We are expecting to see rapidly-growing EBIT contributions out of the acquisition, mid to up to high 3-digit numbers, in subsequent years.

And the acquisition is about growth. It’s not about synergies. One of the key elements you should not forget — we have no operational footprint in the US so far. That’s exactly what Relypsa is bringing to us. And the potential synergies are coming mostly out of the other products we have in the US. That’s subject, as Gianni Zampieri explained, to further discussions.

Now, when — having announced Relypsa publicly, it’s open to start this discussion. But it’s not a cost-saving topic here. Relypsa is a company — and Chris will talk about this probably later on.

Jorg Kneubuhler - Galenica Group - CFO, Galenica Group & CEO, Galenica Sante

Good. Okay. Then we take James Vane-Tempest please.

James Vane-Tempest - Jefferies LLC - Analyst

Thanks for taking my questions. Start off with a few, and then I’ll go back into the queue. So, the USD1.5 billion purchase price — given this is, I suppose, essentially your entire firepower —

Jorg Kneubuhler - Galenica Group - CFO, Galenica Group & CEO, Galenica Sante

James.

James Vane-Tempest - Jefferies LLC - Analyst

Yes?

Jorg Kneubuhler - Galenica Group - CFO, Galenica Group & CEO, Galenica Sante

Please consider the fact that we are Swiss people, and are — please, not too fast, as we can understand you quietly. Thanks, James.

JULY 21, 2016 / 12:00PM GMT, GALNA.S – Galenica AG To Acquire Relypsa To Strengthen Its Business Unit Vifor Pharma M&A Call

James Vane-Tempest - Jefferies LLC - Analyst

No problem. So, the USD1.5 billion — given this is essentially your entire firepower for acquisitions, how does this limit your strategic flexibility for further M&A and also for new products, given your own limited pipeline? That’s my first question.

Jorg Kneubuhler - Galenica Group - CFO, Galenica Group & CEO, Galenica Sante

Okay. I take that, James, right away. That’s — the second part, about financing, we clearly stated that our intention is to partly transition from a full bridge loan into a partly loan-financed but partly equity-financed solution. This is then giving more firepower in the future as well. Second question —

James Vane-Tempest - Jefferies LLC - Analyst

Thanks very much. Thank you. Second question just on Veltassa. If you’re unsuccessful on getting the US label restriction lifted at the end of the year, turn of next year, how will this affect your strategy, given the amount of investments you’re making this year?

Jorg Kneubuhler - Galenica Group - CFO, Galenica Group & CEO, Galenica Sante

Chris, please?

Chris Springer - Galenica Group - Head BD & Licensing & Deputy CEO, Vifor Fresenius Medical Care Renal Pharma

Yes. Thank you, Jorg. As you know, Relypsa has submitted a supplementary NDA to the FDA back in May, focusing on adapting the label on the drug-drug interactions. In parallel, Relypsa has published the data on their drug-drug interactions at EDTA at the same time they submitted to FDA, and we’re expecting an answer in — by the end of the year.

From that perspective, we believe there is good data supporting that the drug-drug interactions can be withdrawn from the label. Having said that, when we looked into the physicians’ reaction on the prescription of Veltassa so far, there has been no limitations due to this fact. So, we’re looking forward to have that resolved shortly.

James Vane-Tempest - Jefferies LLC - Analyst

Okay. Thank you. My next question is, is the entire purchase price payable or are there any deferred or contingent earnouts based on success or targets?

Jorg Kneubuhler - Galenica Group - CFO, Galenica Group & CEO, Galenica Sante

No, that’s full price.

James Vane-Tempest - Jefferies LLC - Analyst

Okay. This is full price. Thank you.

Jorg Kneubuhler - Galenica Group - CFO, Galenica Group & CEO, Galenica Sante

Thank you. We have a question from Carla Banziger.

JULY 21, 2016 / 12:00PM GMT, GALNA.S – Galenica AG To Acquire Relypsa To Strengthen Its Business Unit Vifor Pharma M&A Call

Carla Banziger - Bank Vontobel - Analyst

The first one is related to the joint venture and the contract you had with Relypsa in Europe. How do we have to model this? Should we understand that you will just receive through your royalties now, or do you — are you going to renegotiate this deal, or how is this looking like?

Jorg Kneubuhler - Galenica Group - CFO, Galenica Group & CEO, Galenica Sante

Okay. Take that, Carla. It’s nothing, to change the Relypsa company. We get any type of royalty or milestone payment out of the joint company. This is considered also in the whole valuation of Relypsa, purchased entirely by Vifor Pharma only, not the joint company. Okay?

Carla Banziger - Bank Vontobel - Analyst

Okay, that’s very clear. Thanks. And then maybe something you didn’t touch so far — so, what is going to — what is your strategy in Japan?

Jorg Kneubuhler - Galenica Group - CFO, Galenica Group & CEO, Galenica Sante

Maybe Chris, on that.

Chris Springer - Galenica Group - Head BD & Licensing & Deputy CEO, Vifor Fresenius Medical Care Renal Pharma

Sure. Thank you for that one. As you know, Relypsa is already very active in finding a partner in Japan for the commercialization of Veltassa. At the same time, you know that we have a strong partnership with Kissei in Japan, commercializing Velphoro, where Kissei performs very well, and we are in discussions with Kissei as well. So, it’s a clear partner strategy for Japan.

Carla Banziger - Bank Vontobel - Analyst

Okay. Great. And then the last one is about Sanofi’s agreement with Relypsa which will end, I think, somewhere in 2017. Do you keep that in place until then? And what is the — what do you think after that, what’s going to happen?

Jorg Kneubuhler - Galenica Group - CFO, Galenica Group & CEO, Galenica Sante

Gianni, please.

Gianni Zampieri - Galenica Group - Vice-CEO, Vifor Pharma

Thanks. So, we will analyze the situation in due time, and then we will decide how to go forward with that. It’s clear that, if you have agreement that can help us to increase our market share in the United States with Veltassa, we will do that. That’s an open question now.

Jorg Kneubuhler - Galenica Group - CFO, Galenica Group & CEO, Galenica Sante

Excellent. Thank you.

Carla Banziger - Bank Vontobel - Analyst

Thanks a lot.

JULY 21, 2016 / 12:00PM GMT, GALNA.S – Galenica AG To Acquire Relypsa To Strengthen Its Business Unit Vifor Pharma M&A Call

Jorg Kneubuhler - Galenica Group - CFO, Galenica Group & CEO, Galenica Sante

Thank you, Carla. We have Laura Rossi, please.

Laura Rossi - Bank am Bellevue - Analyst

I have three questions. Maybe, first, on the M&A process with Relypsa, what was the process of the deal? Did you approach Relypsa, or was it a kind of a formal auction process, with several parties involved?

And then, maybe also, was there kind of a poison pill for potential other bidders, stemming from the fact that you already owned the European and rest of the world rights?

And then the second one is on your, kind of, sales assumptions for Veltassa. So, what is here the underlying assumption for US peak sales, maybe, and Japanese peak sales? And what is the implication on your EBIT guidance as well, here?

And then maybe the last one is, do you include any kind of R&D synergies? Because I think that, of course, the consensus estimate for Relypsa also includes a lot of R&D costs for future clinical trial; maybe an early-stage pipeline. I’m not aware of that. So, what is your assumption there?

Jorg Kneubuhler - Galenica Group - CFO, Galenica Group & CEO, Galenica Sante

I think most of the questions would address to Chris. I remind you that we are not disclosing any details on every detailed assumption, but certainly giving you some color on the high-level. Chris, please?

Chris Springer - Galenica Group - Head BD & Licensing & Deputy CEO, Vifor Fresenius Medical Care Renal Pharma

Sure, Jorg. On the first question, obviously it has been publicly known since December that Relypsa was up for sale, and as we already had rest of the world rights, it was natural that we contacted subsequently Relypsa and started discussions on the transaction, which resulted in what we are talking today.

Laura Rossi - Bank am Bellevue - Analyst

Does this imply that — also, that you have — you see there is no risk for kind of a counterbid?

Jorg Kneubuhler - Galenica Group - CFO, Galenica Group & CEO, Galenica Sante

That’s something you never know, Laura. But, of course, it would be a bit surprising moment. But this is the process. Next, please?

Chris Springer - Galenica Group - Head BD & Licensing & Deputy CEO, Vifor Fresenius Medical Care Renal Pharma

So, when it comes to our sales assumptions — and as Jorg said, we’re not giving exact guidance there — I mean, there is a lot of analyst assumptions out there for the US business, and I think we are in line with those assumptions.

I have earlier stated that there are more than, or in excess of 3 million, patients suffering from the condition, and based on the success of building this market for hyperkalemia, we can reach quite a significant penetration in this population. So, we’re in line with those assumptions that are out there for the sales potential in the US.

Jorg Kneubuhler - Galenica Group - CFO, Galenica Group & CEO, Galenica Sante

That’s okay for you, Laura?

JULY 21, 2016 / 12:00PM GMT, GALNA.S – Galenica AG To Acquire Relypsa To Strengthen Its Business Unit Vifor Pharma M&A Call

Chris Springer - Galenica Group - Head BD & Licensing & Deputy CEO, Vifor Fresenius Medical Care Renal Pharma

(Inaudible).

Laura Rossi - Bank am Bellevue - Analyst

Yes. But is this assumption based on a label change, or is it in any case, also, if the label will not change?

Chris Springer - Galenica Group - Head BD & Licensing & Deputy CEO, Vifor Fresenius Medical Care Renal Pharma

So, coming back to the label change, while, given the data, we’re confident that we’re achieving a label change, our assumptions are based on the current label and the current feedback we are getting from the US prescribers. For the US prescriber, this restriction in the 6-hour separation is not influencing his prescribing behavior. Remember, hyperkalemia is a life-threatening condition, and this is the first therapy that is available for this condition.

So, so far, the feedback, not only from the sales force but also from market research that we’re getting, is indicating that even with the label as is, there is a significant potential for that product.

Jorg Kneubuhler - Galenica Group - CFO, Galenica Group & CEO, Galenica Sante

Thank you. We have another question from Tim Jung, BTIT. Please, Tim.

Tim Jung - BTIT - Analyst

Thanks for taking my question. You know, you mentioned that Relypsa had been up for sale since December. Was there anything that changed recently that might have made you more interested in Relypsa? Was it the fact that AstraZeneca got a complete response letter on ZS-9? Is — and could you talk a little bit more, just about how you got to the USD1.5 billion price for the Company?

Jorg Kneubuhler - Galenica Group - CFO, Galenica Group & CEO, Galenica Sante

We will certainly not disclose all details. What we can say is, on the valuation, the key value is clearly the one product, Veltassa. Definitely. It’s not, as I mentioned before, about cost synergies, but we are in a growth position here, definitely.

But going now into details, we have said, although we see a clear potential — Etienne mentioned that — another blockbuster potential, which is in line with the analysts’ view. So, we are not completely different from that view. But, going more in details — I’m afraid we cannot do that. Okay? Any other question, Tim?

Tim Jung - BTIT - Analyst

I think, as a stock analyst that followed Relypsa, the company had encountered a very slow ramp-up for the product, at least in the first 6 months of the launch. With Galenica taking over the company, how do you think you can accelerate the launch of the product over the next several years?

Jorg Kneubuhler - Galenica Group - CFO, Galenica Group & CEO, Galenica Sante

I will hand this over to Chris. Please, Chris.

JULY 21, 2016 / 12:00PM GMT, GALNA.S – Galenica AG To Acquire Relypsa To Strengthen Its Business Unit Vifor Pharma M&A Call

Chris Springer - Galenica Group - Head BD & Licensing & Deputy CEO, Vifor Fresenius Medical Care Renal Pharma

Yes. When you look at the ramp-up, it might look slow; but looking at, basically, the prescription, as they grow month over month, this is very encouraging and is actually in-line with our plans as we have expected them to develop.

The key element, as you know, is getting market access; getting the payers signed up. And what we are seeing now is accelerated transition from scripts to actual sales. And I think this is very, very well on-track, as we were planning.

And by now, just at the end of June, they — Relypsa reported that they have now coverage of more than 80% of the key payers. And I think as we see the payers coming on board, we will see the ramp-up accelerating. So, so far, the ramp-up that we’re seeing in the market is very well on plan, as we have basically modeled our ramp-up with the drug.

Tim Jung - BTIT - Analyst

Maybe just one last question. Do you plan on running additional clinical studies with Veltassa in — within the patient population out there?

Jorg Kneubuhler - Galenica Group - CFO, Galenica Group & CEO, Galenica Sante

Chris?

Chris Springer - Galenica Group - Head BD & Licensing & Deputy CEO, Vifor Fresenius Medical Care Renal Pharma

Yes. Sure. Actually, there is already ongoing studies, further exploring the drug’s potential in exactly that field, particularly focusing on the ability to influence positively, as we already have seen in the Phase 3 program, hypertension, a key element in that patient population. So, yes, there is ongoing studies, and there will be certainly future studies planned.

Tim Jung - BTIT - Analyst

Okay. Great. Congratulations.

Jorg Kneubuhler - Galenica Group - CFO, Galenica Group & CEO, Galenica Sante

Thank you, Tim. We go to Sachin Shah from Albert Fried and Company.

Sachin Shah - Albert Fried & Company - Analyst

Congratulations on the deal. So, I’m just trying to understand. So, I see in the merger agreement that you signed the confidential agreement on May 8, a little over 2 months ago. Does that mean that the process took that long, or were there other bidders or — possibly involved? Is that why it took so long?

Jorg Kneubuhler - Galenica Group - CFO, Galenica Group & CEO, Galenica Sante

I think that’s a timeline which is certainly not something very special, to go through a due diligence. Having done, of course, due diligence work already last year on the separate deal for Europe, this was more focused on the product itself and the potential in the non-US areas, now this was fully-fledged due diligence on the company as such as well. So —

Sachin Shah - Albert Fried & Company - Analyst

Okay. Another question is, there was a Party B in the ZS Pharma AstraZeneca deal. Can you comment if you were Party B? Because Party B was interested in that deal, and this kind of is up that alley.

JULY 21, 2016 / 12:00PM GMT, GALNA.S – Galenica AG To Acquire Relypsa To Strengthen Its Business Unit Vifor Pharma M&A Call

Jorg Kneubuhler - Galenica Group - CFO, Galenica Group & CEO, Galenica Sante

I’m not aware and we cannot comment this, sorry.

Sachin Shah - Albert Fried & Company - Analyst

Okay. And just one followup question. You’re expecting a deal to close at the end of this quarter. It’s just HSR and tendering the shares — is that correct, sir?

Jorg Kneubuhler - Galenica Group - CFO, Galenica Group & CEO, Galenica Sante

That’s correct, yes.

Sachin Shah - Albert Fried & Company - Analyst

Okay. Perfect. Thank you. Congratulations again.

Jorg Kneubuhler - Galenica Group - CFO, Galenica Group & CEO, Galenica Sante

Thank you, Sachin. I have another question from Irina Koffler of Mizuho.

Irina Koffler - Mizuko Securities USA - Analyst

Thank you for taking the question. Did you happen to mention if there was a termination fee or any kind of go-shop period for Relypsa? That’s question one.

And I guess the second question is, what do you think made your offer the most attractive to them, in terms of what they were looking for? Thank you very much.

Jorg Kneubuhler - Galenica Group - CFO, Galenica Group & CEO, Galenica Sante

I take first the second one — it’s an easier one. We — compared to the last paid price yesterday was USD20.10, we do offer something like a 59% premium. That’s certainly attractive in itself.

The second point is, we should consider the fact that, now, we are the only one to be able to access the rights of — the global rights of Veltassa, having had this deal already last year for the non-US, non-Japan region is nevertheless maybe a bit — a difficulty for other bidders in such a process. But we are not aware of others. We went straight away with that.

Then, the first question — unfortunately, we cannot comment on the terms here. Please accept this, Irina. Thank you.

Irina Koffler - Mizuko Securities USA - Analyst

Thank you.

Jorg Kneubuhler - Galenica Group - CFO, Galenica Group & CEO, Galenica Sante

We do have a question from Ben Eaton of Jefferies. Ben, please.

JULY 21, 2016 / 12:00PM GMT, GALNA.S – Galenica AG To Acquire Relypsa To Strengthen Its Business Unit Vifor Pharma M&A Call

Ben Eaton - Jefferies LLC - Analyst

Thanks for taking my questions. I just have a couple. The first was on the bridge loan. Can you give us an indication of what sort of interest rate you might have on that?

The second question was, as a Swiss company acquiring Relypsa, do you think — will that have any effect on your tax rate, going forward?

And finally, just one on the Sanofi agreement that’s currently in place with Relypsa. Could you give us anything on what their sort of level of service fee is, as part of that agreement, and how meaningful that might be? And then also, anything you can say about what that adds to your sales force in the US.

Jorg Kneubuhler - Galenica Group - CFO, Galenica Group & CEO, Galenica Sante

Let me take the first one, on the interest loan. This is something we are not disclosing the exact range, but you could expect the interest loan which is south of 2% all-in.

Ben Eaton - Jefferies LLC - Analyst

Thanks.

Jorg Kneubuhler - Galenica Group - CFO, Galenica Group & CEO, Galenica Sante

Then the tax rate will be impacted, especially in the future, short-term, on the fact that Relypsa, stand-alone, is generating losses. It is generating tax loss carryforward positively. We will be able to use what is already achieved by now in the future, starting from 2019 onwards. But, of course, with a high — as I guided already, on a mid to high 3-digit million contribution, this will impact, definitely, US tax rates.

Then the third one — could you repeat the third question? I’m not sure about the service — you were talking about service fees.

Ben Eaton - Jefferies LLC - Analyst

Yes. Sorry. It was on the agreement that Relypsa has in place with Sanofi for their nephrology sales force. And I think there’s a sort of a structure with a — there’s a service fee and incentive payments. Is there anything you could say about how meaningful they — those might be — what your expectation is for that?

Jorg Kneubuhler - Galenica Group - CFO, Galenica Group & CEO, Galenica Sante

I give it to Gianni Zampieri, please.

Gianni Zampieri - Galenica Group - Vice-CEO, Vifor Pharma

No, we cannot comment this.

Jorg Kneubuhler - Galenica Group - CFO, Galenica Group & CEO, Galenica Sante

Okay. That’s a short one. Sorry, Ben.

Gianni Zampieri - Galenica Group - Vice-CEO, Vifor Pharma

It’s a confidential —

JULY 21, 2016 / 12:00PM GMT, GALNA.S – Galenica AG To Acquire Relypsa To Strengthen Its Business Unit Vifor Pharma M&A Call

Ben Eaton - Jefferies LLC - Analyst

No problem. Thank you.

Jorg Kneubuhler - Galenica Group - CFO, Galenica Group & CEO, Galenica Sante

So, before — it’s a good hour. Before closing, I would like to give, for an ending statement, the floor to Etienne. Please, Etienne.

Etienne Jornod - Galenica Group - Executive Chairman

Thank you, Jorg. I would like to elaborate a little bit about the questions and the comment that James, Maja and Laura made a few minutes ago.

The first topic is the question regarding, if we are not putting all of our eggs in one basket. My answer is, of course not. And here, I would like to tell you that we intend to raise sufficient equity, either by an IPO of Galenica Sante — and you know that the value of Galenica Sante is very attractive, and especially now with the strong Swiss franc and the very stable business that Galenica Sante represents. An IPO of Galenica Sante would be extremely appreciated by the market; or by an equity increase of Vifor Pharma, and some debt.

For us, optionality is absolutely key. We want to have all options open. It’s also very important to us to make sure that Vifor Pharma and Galenica Sante will have a strong balance sheet, which make other acquisition possible after the separation for each Company.

Secondly, I would like to just to recall that Vifor Pharma is now a totally new company. The situation — the present situation has changed dramatically with the situation we had a few years, or a few months, ago.

Just think about Venofer. Despite hundreds of generics worldwide, Venofer remains the gold standard iron, worldwide, in nephrology. Number one, and very strong. The present sales remain at a very high level.

Look at Ferinject/Injectafer. Growing strongly everywhere. A few days ago, I was in Australia. It’s incredible, the performance that our team is doing there. You go into the US — exactly the same. This is not a Swiss success story any more. This is becoming a worldwide success. Everywhere, we have the take-up.

Think about Mircera. This is also a huge success. Nobody thought that it was possible 12 months ago. Nobody. And who thought that we were able to sign an agreement with Pfizer for Retacrit, becoming a very strong provider of EPO in the US? And we have signed many other new projects, as you know, with Opko; with ChemoCentryx. The situation of Vifor Pharma has dramatically changed.

And now, we just have increased our EBIT guidance. Nobody has questions about it. We have increased our guidance. Over the last year, we have totally transformed Vifor Pharma and we are now not only outperforming on the market, but we are able to convince the best companies worldwide — Fresenius Medical Care; Roche; Pfizer, and many other — to work with us. This is fantastic.

This is one topic that I would like to address. We are not putting all our eggs in one basket. This is just one step, and we intend to continue to acquire; we intend to continue to make deals. And we have demonstrated our ability in this matter.

Second topic — US presence. Since we have signed the deal with Roche, I can tell you the visibility of Vifor Pharma is totally changed. We have now many companies wanting to work with us. And the question is always, why don’t you have any organization — sales force organization in the US? With this acquisition, we will have one. And we will sign new deals much more attractive for the future, thanks to this presence.

This is an investment for the future. This is (technical difficulty). This will give us the possibility to sign global deals. And the potential of our products is huge. And having additional sales force in the US, with more than 120 people presently, and more in the future, (inaudible) synergies on the market, with FMC, with Luitpold, I am absolutely sure.

And finally, just smiling a little bit regarding the overbid. We have a key advantage, having the rights worldwide except US and Japan, without the acquisition. And if someone wants to overleap, it should also make an offer of — on Galenica and Vifor Pharma. Because we have already the rights worldwide except in the US and Japan.

JULY 21, 2016 / 12:00PM GMT, GALNA.S – Galenica AG To Acquire Relypsa To Strengthen Its Business Unit Vifor Pharma M&A Call

These are the comments that I wanted to make. Thank you, Jorg.

Jorg Kneubuhler - Galenica Group - CFO, Galenica Group & CEO, Galenica Sante

Thank you, Etienne. Before closing the call, I would like to invite you to join us on our next call for the half-year results on August 9. Thank you very much, everybody, and good afternoon; good morning. Bye.

Important Safety Information

The Prescribing Information for Veltassa includes a Boxed Warning that Veltassa binds to many other orally administered medications, which could decrease their absorption and reduce their effectiveness. Other oral medications should be administered at least 6 hours before or 6 hours after Veltassa. Doctors should choose Veltassa or the other oral medication if adequate dosing separation is not possible.

Contraindications

Veltassa is contraindicated in patients with a history of a hypersensitivity reaction to Veltassa or any of its components.

Worsening of Gastrointestinal Motility

Use of Veltassa should be avoided in patients with severe constipation, bowel obstruction or impaction, including abnormal post-operative bowel motility disorders, because Veltassa may be ineffective and may worsen gastrointestinal conditions. Patients with a history of bowel obstruction or major gastrointestinal surgery, severe gastrointestinal disorders, or swallowing disorders were not included in clinical studies.

Hypomagnesemia

Veltassa binds to magnesium in the colon, which can lead to hypomagnesemia. In clinical studies, hypomagnesemia was reported as an adverse reaction in 5.3 percent of patients treated with Veltassa. Approximately 9 percent of patients in clinical trials developed hypomagnesemia with a serum magnesium value <1.4 mg/dL. Doctors should monitor serum magnesium and consider magnesium supplementation in patients who develop low serum magnesium levels.

Adverse Reactions

The most common adverse reactions (incidence ³2 percent) were constipation, hypomagnesemia, diarrhea, nausea, abdominal discomfort and flatulence. Mild to moderate hypersensitivity reactions were reported in 0.3 percent of patients treated with Veltassa and included edema of the lips.

For additional Important Safety Information and Veltassa’s full Prescribing Information, please visit www.relypsa.com/veltassa/prescribing-information.

Additional Information

This transcript and the description contained herein is for informational purposes only and is not a recommendation, an offer to buy, or the solicitation of an offer to sell any shares of Relypsa’s common stock. The tender offer referenced in this transcript has not commenced. Upon commencement of the tender offer, Galenica and its indirect wholly owned subsidiary, Vifor Pharma USA Inc., will file with the U.S. Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO containing an offer to purchase (the “Offer to Purchase”), a form of letter of transmittal (the “Letter of Transmittal”) and other related documents and, thereafter, Relypsa will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Galenica, Vifor Pharma USA Inc. and Relypsa intend to mail these documents to the shareholders of Relypsa. THESE DOCUMENTS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER AND RELYPSA SHAREHOLDERS ARE URGED TO READ THEM CAREFULLY WHEN THEY BECOME AVAILABLE. Shareholders of Relypsa will be able to obtain a free copy of these documents (when they become available) and other documents filed by Relypsa, Galenica or Vifor Pharma USA Inc. with the SEC at the website maintained by the SEC at www.sec.gov. In addition, shareholders of Relypsa may obtain a free copy of these documents (when they become available) by (i) contacting Mackenzie Partners, Inc., the information agent for the tender offer, toll-free at 1-800-322-2885, or call collect +1-212-929-5500 or by email to tenderoffer@mackenziepartners.com or (ii) visiting the “Investors” section of Relypsa’s website at http://investor.relypsa.com.

Forward-Looking Statements

The statements included in this transcript contain forward-looking statements, which are generally statements that are not historical facts. Forward-looking statements can be identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans,” “will,” “outlook” and similar expressions. Forward-looking statements are based on management’s current plans, estimates, assumptions and projections, speak only as of the date they are made and include without limitation statements regarding the planned completion of the tender offer and the merger, statements regarding the anticipated filings and approvals relating to the tender offer and the merger, statements regarding the expected completion of the tender offer and the merger and statements regarding the ability of Vifor Pharma USA Inc. to complete the tender offer and the merger considering the various closing conditions. Galenica and Relypsa undertake no obligation to update any forward-looking statement in light of new information or future events, except as otherwise required by law. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and are generally beyond the control of either company, including the following: (a) the occurrence of any event,

JULY 21, 2016 / 12:00PM GMT, GALNA.S – Galenica AG To Acquire Relypsa To Strengthen Its Business Unit Vifor Pharma M&A Call

change or other circumstance that could give rise to the termination of the merger agreement; (b) the inability to complete the transaction due to the failure to satisfy conditions to the transaction; (c) the risk that the proposed transaction disrupts current plans and operations; (d) difficulties or unanticipated expenses in connection with integrating Relypsa into Galenica; (e) the risk that the acquisition does not perform as planned; and (f) potential difficulties in employee retention following the closing of the transaction. Actual results or outcomes may differ materially from those implied by the forward-looking statements as a result of the impact of a number of factors, many of which are discussed in more detail in the public reports of each company filed or to be filed with the SEC or the SIX Swiss Exchange.